FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 June 2012

HSBC COMPLETES MERGER OF ITS OMANI OPERATIONS WITH OMAN INTERNATIONAL BANK

Further to the announcement on 18 April 2012, the Ministry of Commerce & Industry in Oman has formally approved the merger of Oman International Bank SAOG and the Oman operations of HSBC Bank Middle East Limited ('HSBC Oman').  HSBC Bank Middle East Limited ('HSBC') is an indirect wholly owned subsidiary of HSBC Holdings plc.

The merger has now completed and the combined entity, in which HSBC owns 51% and which begins operating today, is named HSBC Bank Oman SAOG ('HSBC Bank Oman'). Just prior to the merger, HSBC injected additional capital in cash from its internal resources into HSBC Oman.

With one of the largest branch networks in the Sultanate, HSBC Bank Oman will serve the needs of retail, corporate and institutional customers.

Simon Cooper, Deputy Chairman & Chief Executive Officer of HSBC Middle East & North Africa, has been appointed as Chairman of HSBC Bank Oman's seven-member Board of Directors, with each Director serving an initial three-year term:

Simon Cooper (Chairman)
Brigadier Waleed Omer Abdul-Monem Al Zawawi (Deputy Chairman)
Dr Juma Ali Juma Al Juma
Aimen Ahmed Sultan Al Hosni
Abdulfattah Sharaf
David Kotheimer
Francesca McDonagh

Ewan Stirling has been appointed Chief Executive Officer of the combined entity.

The successful completion of this deal allows both existing customers and residents of Oman to benefit from the HSBC Group's international network and an even wider range of banking products and services.

Notes to editors:

1. HSBC in the MENA Region
HSBC is the largest and most widely represented international banking organisation in the Middle East and North Africa (MENA), with a presence in 14 countries across the region. HSBC has operations in the United Arab Emirates, Egypt, Qatar, Oman, Bahrain, Kuwait, Jordan, Lebanon, Pakistan, Algeria and the Palestinian Autonomous Area. In Saudi Arabia, HSBC is a 40% shareholder of Saudi British Bank (SABB), and a 49% shareholder of HSBC Saudi Arabia for investment banking in the Kingdom. In Iraq, HSBC holds a majority shareholding in Dar Es Salaam Investment Bank. HSBC also maintains a representative office in Libya.

This presence, the widest reach of any bank in the region, comprises some 273 offices and around 12,000 employees. In the full year 2011, HSBC in the MENA region made a profit before tax of US$1,492m.

2. HSBC in Oman
HSBC is the largest international bank operating in the Middle East, and Oman is an important market in the region for the bank. Oman has one of the most stable political, social and economic environments in the region, with a growing economy supported by a young population and significant investments in infrastructure.

3. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,637bn at 31 March 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                            Date: 06 June 2012